Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Half 2023 Financial Results

•	Total revenues increased by 12.1% year over year to RMB794.2 million (US$109.5 million)[1].

•	Income from operations was RMB150.9 million (US$20.8 million)[1], compared to RMB-474.3 million for the first half of 2022.

•	Net income was RMB177.3 million (US$24.5 million)[1], compared to RMB-384.5 million for the first half of 2022.

•	Adjusted EBITDA (non-GAAP)[2] increased by 137.8% year over year to RMB226.9 million (US$31.3 million)[1].

•	Core net income (non-GAAP)[3] increased by 65.2% year over year to RMB136.1 million (US$18.8 million)[1].

SHANGHAI, September 18, 2023 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the first half of 2023. As Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, were all under the control of our founder, Alex S. Xu, until their acquisition by the Company, the Company accounted for the common-control acquisitions by using the pooling of interest method. The consolidated balance sheets and consolidated statements of comprehensive income/(loss) include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control. In this report, the comparative financial data have been restated to reflect the business combinations under common control.

First Half 2023 Operational Highlights

Hotels

•	A total of 4,108 hotels with 303,387 hotel rooms were in operation as of June 30, 2023.

•	The Company opened 183 hotels during the six months ended June 30, 2023, and had a pipeline of 969 hotels contracted for or under development as of June 30, 2023.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2513 on June 30, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.

2 Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and the provision for bad debts, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3 Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), one-time fees and expense and asset impairment/accrued bad debts but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

•	The average daily room rate was RMB167 in the first quarter of 2023, an increase of 9.1% from RMB153 in the first quarter of 2022, and RMB181 in the second quarter of 2023, a 23.1% year-over-year increase.

•	The occupancy rate was 71.7% in the first quarter of 2023, up from 60.0% in the first quarter of 2022, and 77.8% in the second quarter of 2023, compared to 62.2% in the second quarter of 2022.

•	Revenue per available room, or RevPAR, was RMB120 in the first quarter of 2023, a 30.4% year-over-year increase, and RMB141 in the second quarter of 2023, a 54.0% year-over-year increase.

Restaurants

•	A total of 218 restaurants were in operation as of June 30, 2023.

•	The AC (average check) was RMB55 in the first quarter of 2023, a 19.2% year-over-year increase, and RMB53 in the second quarter of 2023, a 2.2% year-over-year increase.

•	The ADT (average daily tickets) was 110 in the first quarter of 2023, down from 130 in the first quarter of 2022, and 120 in the second quarter of 2023, compared to 78 in the second quarter of 2022.

•	The ADS (average daily sales per store) was RMB 6,080 in the first quarter of 2023, an increase of 0.9% from RMB 6,027 in the first quarter of 2022, and RMB 6,371 in the second quarter of 2023, a 57.3% year-over-year increase.

"For our hotel business, the first quarter of 2023 marked a new beginning thanks to the recovery in the hospitality industry and the entire economy in China. RevPAR recovered to 94.3% of its first quarter of 2019 level. RevPAR during the national Labor Day holiday in early May reached more than 120% of its level in the same period in 2019, capitalizing on the popularity of travel during the national holiday period. And due to an increase in the number of people traveling during the summer vacation, RevPAR in July and August was nearly stable at 110% of its level in the same period in 2019.

As previously disclosed, the Company completed the acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China from our controlling shareholder. Our strategy and execution in our restaurant business focus on further expansion in the proportion of franchised-and-managed restaurants and greater penetration to street stores. To ensure the profitability of our restaurant business, we closed unprofitable stores. In the first half of 2023, the ADS of restaurant business recovered to 122.9% of its first half of 2022 level.

“We are grateful for the hard work of our team, franchisees, and partners, and the support of our customers that made it possible to recover quickly starting from the first quarter of 2023 as China began returning to normal life," said Mr. Alex S. Xu, Chairman and Chief Executive Officer of GreenTree.

First Half 2023 Financial Results

	Six months Ended
	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	171,272,365	171,008,920	(229,756)	342,051,529
Franchised-and-managed revenues	275,539,547	18,229,310		293,768,857
Wholesales and others	10,564,787	62,284,229		72,849,016
Total revenues	457,376,699	251,522,459	(229,756)	708,669,402

	Six months Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	213,563,927	168,340,074	(1,125,179)	380,778,822	52,511,801
Franchised-and-managed revenues	347,417,000	17,355,892		364,772,892	50,304,482
Wholesales and others	2,225,580	46,432,697		48,658,277	6,710,283
Total revenues	563,206,507	232,128,663	(1,125,179)	794,209,991	109,526,566

Total revenues for the first half of 2023 were RMB794.2 million (US$109.5 million)[1], a 12.1% year-over-year increase.

Hotel revenues were RMB563.2 million (US$77.7 million), a 23.1% year-over-year increase. The increase was mainly attributable to the recovery in RevPAR and the increase in the number of hotels.

Restaurant revenues were RMB232.1 million (US$32.0 million), a 7.7% year-over-year decrease. The decrease was mainly due to the closure of 64 stores, and partially offset by an increase in ADS.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB380.8 million (US$52.5 million)[1], a 11.3% year-over-year increase.

Total revenues from L&O hotels for the first half of 2023 were RMB213.6 million (US$29.5 million)[1], a 24.7% year-over-year increase. The increase was primarily attributable to a 47.8% year-over-year increase in L&O hotels’ first half RevPAR and more newly opened L&O hotels in the first half of 2023 as compared to the first half of 2022.

Total revenues from L&O restaurants for the first half of 2023 were RMB168.3 million (US$23.2 million)[1], a 1.6% year-over-year decrease. The decrease was mainly due to the closure of 47 L&O stores, and partially offset by an increase in ADS.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB364.8 million (US$ 50.3 million)[1], a 24.2% year-over-year increase.

Total revenues from F&M hotels were RMB347.4 million (US$47.9 million)[1], a 26.1% year-over-year increase. Initial franchise fees increased 9.3% year over year, mainly because of the increase in the gross opening number of F&M hotels. Recurring franchisee management fees and others increased by 27.8% year over year, primarily due to a 46.4% increase in F&M hotels’ RevPAR and the increase of 167 F&M hotels.

Total revenues from F&M restaurants were RMB17.4 million (US$2.4 million)[1], a 4.8% year-over-year decrease. The decrease was mainly due to a decrease of 17 F&M stores numbers, and partially offset by a 22.9% increase in F&M stores’ average daily sales.

Total revenues from wholesale and others were RMB48.7 million (US$ 6.7 million)[1], a 33.2% year-over-year decrease, mainly because of reduced business from supermarkets, partially offset by increased business through distributors.

Total operating costs and expenses

	Six Months Ended
	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	307,750,028	234,911,742	289,605	542,951,375
Selling and marketing expenses	18,852,606	9,717,435		28,570,041
General and administrative expenses	99,724,402	21,847,196		121,571,598
Other operating expenses	2,048,734	2,240,920		4,289,654
Other general expenses	490,619,710			490,619,710
Total operating costs and expenses	918,995,480	268,717,293	289,605	1,188,002,378

	Six Months Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	284,364,378	204,308,159	(610,088)	488,062,449	67,306,890
Selling and marketing expenses	24,838,605	9,385,645		34,224,250	4,719,740
General and administrative expenses	90,535,547	21,338,810		111,874,357	15,428,179
Other operating expenses	843,564	6,990,654		7,834,218	1,080,388
Other general expenses	15,973,584			15,973,584	2,202,858
Total operating costs and expenses	416,555,678	242,023,268	(610,088)	657,968,858	90,738,055

Operating costs were RMB488.1 million (US$67.3 million)[1], a 10.1% year-over-year decrease.

Operating costs of the hotel business were RMB284.4 million (US$39.2 million)[1], a 7.6% year-over-year decrease. The decrease was mainly due to the deconsolidation of Argyle Hotel Management Group (Australia) Pty Ltd., or Argyle, and the disposal of our interest in Urban Hotel Group, or Urban, and was partially offset by higher consumables and higher utility costs as business rebounded, as well as higher rents with lower exemption compared to last year.

Operating costs of the restaurant business were RMB204.3 million (US$28.2 million)[1], a 13.0% year-over-year decrease. The decrease was due to the closure of 64 stores.

Selling and marketing expenses were RMB34.2 million (US$4.7 million)[1], a 19.8% year-over-year increase.

Selling and marketing expenses of the hotel business were RMB24.8 million (US$3.4 million)[1], a 31.8% year-over-year increase. The increase was mainly attributable to higher sales-channel commissions, higher sales staff salaries, and higher travel expenses.

Selling and marketing expenses of the restaurant business were RMB9.4 million (US$1.3 million)[1], a 3.4% year-over-year decrease. The decrease was mainly attributable to lower advertising expenses and lower sales-channel commissions.

General and administrative, or G&A expenses were RMB111.9 million (US$15.4 million)[1], an 8.0% year-over-year decrease.

G&A expenses of the hotel business were RMB90.5 million (US$12.5 million)[1], a 9.2% year-over-year decrease. The decrease was mainly due to the deconsolidation of Argyle and the disposal of our interest in Urban,and partially offset by higher consulting fees and higher staff related expenses.

G&A expenses of the restaurant business were RMB21.3 million (US$2.9 million)[1], a 2.3 % year-over-year decrease. The decrease was mainly due to lower staff related expenses and lower rents due to the closure of 64 stores.

Other general expenses of the hotel business were RMB16.0 million (US$2.2 million)[1], a 96.7% year-over-year decrease.These expenses include the provisions for loan receivables related to franchisee loans, and impairments caused by the disposal of 4 unprofitable hotels.

Gross profit was RMB306.1 million (US$42.2 million)[1], a year-over-year increase of 84.7%. Gross margin was 38.5%, compared to 23.4% a year ago. The gross profit of the hotel business was RMB278.8 million (US$38.5 million)[1], an 86.4% year-over-year increase. The gross profit of the restaurant business was RMB27.8 million (US$3.8 million)[1], a 67.5% year-over-year increase.

Income from operations was RMB150.9 million (US$20.8 million)[1] , compared to a loss from operations of RMB474.3 million in the first half of 2022, with a margin of 19.0%.

Income from operations of the hotel business was RMB160.4 million (US$22.1 million)[1], compared to a loss from operations of RMB457.7 million in the first half of 2022, with a margin of 28.5%.

Loss from operations of the restaurant business was RMB9.0 million (US$1.2 million)[1], compared to a loss from operations of RMB16.1 million in the first half of 2022, with a margin of -3.9%.

Net income was RMB177.3 million (US$24.5 million)[1], compared to a net loss of RMB384.5 million in the first half of 2022, and net margin was 22.3%.

Net income of the hotel business was RMB191.8 million (US$26.5 million)[1], compared to a net loss of RMB360.9 million in the first half of 2022, and net margin was 34.1%.

Net loss of the restaurant business was RMB14.1 million (US$1.9 million)[1], compared to a net loss of RMB23.2 million in the first half of 2022, and net margin was -6.1%.

Adjusted EBITDA (non-GAAP)[2] was RMB226.9 million (US$31.3 million)[1], a year-over-year increase of 137.8%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 28.6%, compared to 13.5% a year ago.

Core net income (non-GAAP) was RMB136.1 million (US$18.8 million)[1], a year-over-year increase of 65.2%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, for the first half of 2023 was 17.1%, compared to 11.6% one year ago.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB1.79 (US$0.25)[1], up from RMB-3.38 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) for the first half of 2023 was RMB1.33 (US$0.18)[1], up from RMB0.80 a year ago.

Cash flow Operating cash inflow was RMB313.1 million (US$43.2 million)[1] as a result of income from operations. Investing cash inflow for the first half of 2023 was RMB128.2 million (US$17.7 million)[1], which was primarily attributable to proceeds from short-term investments and repayment from franchisees. The investing cash inflow was partially offset by purchases of property and equipment and short-term investments. Financing cash outflow was RMB37.4 million (US$5.2 million)[1], mainly attributable to the repayment of bank loans by the end of the June 30, 2023.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of June 30, 2023, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,440.1 million (US$198.6 million)[1], compared to RMB1,119.4 million as of December 31, 2022. The increase was primarily due to cash from operating activities and repayment from franchisees, proceeds from disposal of subsidiaries, partially offset by repayment of bank loans and investment of property.

Guidance

Taking into account the recovery in long-term trends and short-term industry fluctuations, we expect total revenues of organic hotels for the full year of 2023 to grow 30%-35% of the 2022 levels. Total revenues for our restaurant business and our organic hotel business, for the full year of 2023 are expected to grow 15%-20% over the 2022 levels.

The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on September 18, 2023, (9:00 AM Beijing/Hong Kong Time on September 19, 2023).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272

Mainland China	4001-201-203

US	1-888-346-8982

Hong Kong	800-905-945 or 852-3018-4992

Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until September 25, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088

U.S. Toll Free	1-877-344-7529

Canada Toll Free	855-669-9658

Passcode:	8450773

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of June 30, 2023, GreenTree had a total number of 4,108 hotels and 218 restaurants. In 2023, HOTELS magazine ranked GreenTree 12th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2022 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	701,332,213	1,115,384,452	153,818,550
Restricted cash	7,937,397	-	-
Short-term investments	186,031,572	235,416,298	32,465,392
Investments in equity securities	41,361,346	27,460,488	3,786,974
Accounts receivable, net of allowance	140,429,505	126,306,120	17,418,410
Amounts due from related parties	451,786,275	44,473,106	6,133,122
Prepaid rent	-	-	-
Inventories	30,503,712	23,052,986	3,179,152
Other current assets	142,169,713	147,472,648	20,337,408
Loans receivable, net	181,667,170	152,938,524	21,091,187
Total current assets	1,883,218,903	1,872,504,622	258,230,195

Non-current assets:
Amounts due from a related party	112,360,000	112,360,000	15,495,153
Restricted cash	25,359,592	23,544,862	3,246,985
Long-term time deposits	130,000,000	-	-
Loans receivable, net	177,172,509	98,598,159	13,597,308
Property and equipment, net	899,985,340	883,944,435	121,901,512
Intangible assets, net	174,748,932	171,687,271	23,676,757
Goodwill	128,752,950	128,752,950	17,755,844
Long-term investments	176,854,460	186,909,291	25,775,970
Operating lease right-of-use assets	1,676,544,520	1,633,368,783	225,251,856
Other assets	120,620,533	114,673,765	15,814,236
Deferred tax assets	242,186,616	260,348,940	35,903,761
TOTAL ASSETS	5,747,804,355	5,486,693,078	756,649,577

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	298,100,000	270,700,000	37,331,237
Long-term bank loans, current portion	-	-	-
Accounts payable	123,522,029	113,604,869	15,666,828
Advance from customers	26,480,779	22,822,957	3,147,430
Amounts due to related parties	24,810,304	23,130,913	3,189,899
Salary and welfare payable	89,343,058	95,815,922	13,213,620
Deferred rent	-	-	-
Deferred revenue	199,656,130	201,488,954	27,786,597
Accrued expenses and other current liabilities	455,519,530	505,932,951	69,771,345
Income tax payable	74,672,133	116,954,407	16,128,750
Dividends payable	-	-	-
Operating lease liabilities, current	271,518,556	280,717,711	38,712,743
Deferred tax liabilities	34,473,265	34,344,492	4,736,322
Total current liabilities	1,598,095,784	1,665,513,176	229,684,771

Long-term bank loans	160,000,000	150,000,000	20,685,946
Deferred rent	-	-	-
Deferred revenue	232,857,456	225,165,519	31,051,745
Other long-term liabilities	128,196,031	112,114,674	15,461,320
Operating lease liabilities, non-current	1,521,589,481	1,473,955,554	203,267,766
Deferred tax liabilities	63,815,023	50,773,630	7,002,004
Unrecognized tax benefits	350,002,241	381,962,640	52,675,057
TOTAL LIABILITIES	4,054,556,016	4,059,485,193	559,828,609

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	30,696,161
Class B ordinary shares	115,534,210	115,534,210	15,932,896
Paid-in capital	94,000,801	94,000,801	12,963,303
Treasury Stock	(16,971,057)	(16,971,057)	(2,340,416)
Additional paid-in capital	1,911,328,052	1,491,556,644	205,695,068
Retained earnings (Accumulated losses)	(698,677,163)	(540,865,018)	(74,588,697)
Accumulated other comprehensive income	27,732,104	28,728,211	3,961,801
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,655,534,017	1,394,570,861	192,320,116

Non-controlling interests	37,714,322	32,637,024	4,500,852
Total shareholders’ equity	1,693,248,339	1,427,207,885	196,820,968

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,747,804,355	5,486,693,078	756,649,577

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Six Months Ended	Three Months Ended		Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	US$
Revenues
Leased-and-operated revenues	342,051,529	170,890,916	209,887,906	380,778,822	52,511,801
Franchised-and-managed revenues	293,768,857	178,526,853	186,246,039	364,772,892	50,304,482
Wholesales and others	72,849,016	29,802,650	18,855,627	48,658,277	6,710,283
Total revenues	708,669,402	379,220,419	414,989,572	794,209,991	109,526,566

Operating costs and expenses
Operating costs	(542,951,375)	(243,155,310)	(244,907,139)	(488,062,449)	(67,306,890)
Selling and marketing expenses	(28,570,041)	(16,015,579)	(18,208,671)	(34,224,250)	(4,719,740)
General and administrative expenses	(121,571,598)	(57,755,145)	(54,119,212)	(111,874,357)	(15,428,179)
Other operating expenses	(4,289,654)	(1,492,483)	(6,341,735)	(7,834,218)	(1,080,388)
Other general expenses	(490,619,710)	(11,664,345)	(4,309,239)	(15,973,584)	(2,202,858)
Total operating costs and expenses	(1,188,002,378)	(330,082,862)	(327,885,996)	(657,968,858)	(90,738,055)

Other operating income	5,043,707	3,159,519	11,511,398	14,670,917	2,023,212
Income from operations	(474,289,269)	52,297,076	98,614,974	150,912,050	20,811,723

Interest income and other, net	24,042,558	7,629,014	9,750,337	17,379,351	2,396,722
Interest expense	(17,441,575)	(5,528,061)	(3,868,469)	(9,396,530)	(1,295,841)
Gains (losses) from investment in equity securities	21,687,584	(4,536,562)	(263,836)	(4,800,398)	(662,005)
Other income, net	14,751,769	(2,149,582)	77,119,089	74,969,507	10,338,768
Income before income taxes	(431,248,933)	47,711,885	181,352,095	229,063,980	31,589,367

Income tax expense	46,658,590	7,022,835	(57,972,918)	(50,950,083)	(7,026,338)
Income (loss) before share of gains in equity investees	(384,590,343)	54,734,720	123,379,177	178,113,897	24,563,029

Share of loss/(income) in equity investees, net of tax	75,125	(445,618)	(341,265)	(786,883)	(108,516)
Net income(loss)	(384,515,218)	54,289,102	123,037,912	177,327,014	24,454,513

Net loss/(income) attributable to non-controlling interests	35,800,468	3,768,594	1,308,704	5,077,298	700,192
Net income attributable to ordinary shareholders	(348,714,750)	58,057,696	124,346,616	182,404,312	25,154,705

Net earnings per share
Class A ordinary share-basic and diluted	(3.38)	0.57	1.22	1.79	0.25
Class B ordinary share-basic and diluted	(3.38)	0.57	1.22	1.79	0.25

Net earnings per ADS
Class A ordinary share-basic and diluted	(3.38)	0.57	1.22	1.79	0.25
Class B ordinary share-basic and diluted	(3.38)	0.57	1.22	1.79	0.25

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	67,416,046	67,416,046	67,416,046	67,416,046
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(9,730,001)	810,574	185,533	996,107	137,370
Comprehensive income, net of tax	(394,245,219)	55,099,676	123,223,445	178,323,121	24,591,883

Comprehensive loss/(income) attributable to non-controlling interests	35,800,468	3,768,594	(4,843,631)	(1,075,037)	(148,254)
Comprehensive income (loss) attributable to ordinary shareholders	(358,444,751)	58,868,270	118,379,814	177,248,084	24,443,629

GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Six Months Ended	Three Months Ended		Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	US$
Revenues
Leased-and-operated revenues	171,272,365	82,073,240	131,490,687	213,563,927	29,451,812
Franchised-and-managed revenues	275,539,547	169,480,457	177,936,543	347,417,000	47,910,995
Others	10,564,787	1,036,848	1,188,732	2,225,580	306,921
Total revenues	457,376,699	252,590,545	310,615,962	563,206,507	77,669,728

Operating costs and expenses
Hotel operating costs	(307,750,028)	(134,236,998)	(150,127,380)	(284,364,378)	(39,215,641)
Selling and marketing expenses	(18,852,606)	(11,075,999)	(13,762,606)	(24,838,605)	(3,425,400)
General and administrative expenses	(99,724,402)	(46,092,069)	(44,443,478)	(90,535,547)	(12,485,423)
Other operating expenses	(2,048,734)	(151,220)	(692,344)	(843,564)	(116,333)
Other general expenses	(490,619,710)	(11,664,345)	(4,309,239)	(15,973,584)	(2,202,858)
Total operating costs and expenses	(918,995,480)	(203,220,631)	(213,335,047)	(416,555,678)	(57,445,655)

Other operating income	3,917,398	2,608,096	11,183,689	13,791,785	1,901,974
Income from operations	(457,701,383)	51,978,010	108,464,604	160,442,614	22,126,047

Interest income and other, net	23,730,138	7,475,298	9,597,042	17,072,340	2,354,383
Interest expense	(15,178,612)	(4,724,690)	(3,167,262)	(7,891,952)	(1,088,350)
Gains (losses) from investment in equity securities	21,687,584	(4,536,562)	(263,836)	(4,800,398)	(662,005)
Other income, net	14,664,617	(2,426,540)	76,946,162	74,519,622	10,276,727
Income before income taxes	(412,797,656)	47,765,516	191,576,710	239,342,226	33,006,802

Income tax expense	51,800,695	9,365,855	(56,097,180)	(46,731,325)	(6,444,544)
Income (loss) before share of gains in equity investees	(360,996,961)	57,131,371	135,479,530	192,610,901	26,562,258

Share of loss/(income) in equity investees, net of tax	75,125	(445,618)	(341,265)	(786,883)	(108,516)
Net income(loss)	(360,921,836)	56,685,753	135,138,265	191,824,018	26,453,742

GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Six Months Ended	Three Months Ended		Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	US$
Revenues
Leased-and-operated revenues	171,008,920	89,376,893	78,963,181	168,340,074	23,215,158
Franchised-and-managed revenues	18,229,310	9,046,396	8,309,496	17,355,892	2,393,487
Wholesales and others	62,284,229	28,765,802	17,666,895	46,432,697	6,403,362
Total revenues	251,522,459	127,189,091	104,939,572	232,128,663	32,012,007

Operating costs and expenses
Restaurant operating costs	(234,911,742)	(109,219,983)	(95,088,176)	(204,308,159)	(28,175,384)
Selling and marketing expenses	(9,717,435)	(4,939,580)	(4,446,065)	(9,385,645)	(1,294,340)
General and administrative expenses	(21,847,196)	(11,663,076)	(9,675,734)	(21,338,810)	(2,942,756)
Other operating expenses	(2,240,920)	(1,341,263)	(5,649,391)	(6,990,654)	(964,055)
Other general expenses	-	-	-	-	-
Total operating costs and expenses	(268,717,293)	(127,163,902)	(114,859,366)	(242,023,268)	(33,376,535)

Other operating income	1,126,309	551,423	327,709	879,132	121,238
Income from operations	(16,068,525)	576,612	(9,592,085)	(9,015,473)	(1,243,290)

Interest income and other, net	312,420	153,716	153,295	307,011	42,339
Interest expense	(2,262,963)	(803,371)	(701,207)	(1,504,578)	(207,491)
Gains (losses) from investment in equity securities	-	-	-	-	-
Other income, net	87,152	276,958	172,926	449,884	62,041
Income before income taxes	(17,931,916)	203,915	(9,967,071)	(9,763,156)	(1,346,401)

Income tax expense	(5,271,945)	(2,407,407)	(1,940,124)	(4,347,531)	(599,552)
Income (loss) before share of gains in equity investees	(23,203,862)	(2,203,492)	(11,907,194)	(14,110,686)	(1,945,953)

Share of loss/(income) in equity investees, net of tax	-	-	-	-	-
Net income(loss)	(23,203,862)	(2,203,492)	(11,907,194)	(14,110,686)	(1,945,953)

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	171,272,365	171,008,920	(229,756)	342,051,529
Franchised-and-managed revenues	275,539,547	18,229,310		293,768,857
Wholesales and Others	10,564,787	62,284,229		72,849,016
Total revenues	457,376,699	251,522,459	(229,756)	708,669,402

Operating costs and expenses
Operating costs	(307,750,028)	(234,911,742)	(289,605)	(542,951,375)
Selling and marketing expenses	(18,852,606)	(9,717,435)		(28,570,041)
General and administrative expenses	(99,724,402)	(21,847,196)		(121,571,598)
Other operating expenses	(2,048,734)	(2,240,920)		(4,289,654)
Other general expenses	(490,619,710)			(490,619,710)
Total operating costs and expenses	(918,995,480)	(268,717,293)	(289,605)	(1,188,002,378)

Other operating income	3,917,398	1,126,309		5,043,707
Income from operations	(457,701,383)	(16,068,525)	(519,361)	(474,289,269)

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	213,563,927	168,340,074	(1,125,179)	380,778,822
Franchised-and-managed revenues	347,417,000	17,355,892		364,772,892
Wholesales and Others	2,225,579	46,432,698		48,658,277
Total revenues	563,206,506	232,128,664	(1,125,179)	794,209,991

Operating costs and expenses
Operating costs	(284,364,378)	(204,308,159)	610,088	(488,062,449)
Selling and marketing expenses	(24,838,605)	(9,385,645)		(34,224,250)
General and administrative expenses	(90,535,547)	(21,338,810)		(111,874,357)
Other operating expenses	(843,564)	(6,990,654)		(7,834,218)
Other general expenses	(15,973,584)			(15,973,584)
Total operating costs and expenses	(416,555,678)	(242,023,268)	610,088	(657,968,858)

Other operating income	13,791,785	879,132		14,670,917
Income from operations	160,442,613	(9,015,472)	(515,091)	150,912,050

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended	Three Months Ended		Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	US$
Operating activities:
Net (loss) income	-384,515,218	54,289,102	123,037,911	177,327,013	24,454,513

Depreciation and amortization	79,849,031	31,080,092	35,745,507	66,825,599	9,215,672
Impairment of long lived assets	56,212,849	2,900,000		2,900,000	399,928
Impairment of goodwill	91,236,480
Share of (gains) losses in equity method investments	-75,125	445,618	341,265	786,883	108,516
Non-cash lease expense	41,659,260	64,053,832	70,769,259	134,823,091	18,592,954
Loss from disposal of a subsidiary	13,944,925	1,223,952		1,223,952	168,791
Interest income	-262,334	-390,378	-1,267,532	-1,657,910	-228,636
Bad debt expense	340,846,428	12,359,278	6,320,196	18,679,474	2,576,017
Losses and impairment (Gains) on equity securities held	-21,687,584	4,536,562	263,836	4,800,398	662,005
(Gains) losses on disposal of property and equipment	3,050,035	-113,587	341,428	227,841	31,421
Foreign exchange (gains) losses	-12,024,153	987,543	-2,075,742	-1,088,199	-150,070
Share-based compensation	271,139	-11,636	40,228	28,592	3,943
Common control acquisition	519,360	257,546	257,546	515,092	71,034
Changes in operating assets and liabilities	-65,089,156	-6,084,179	-86,198,991	-92,283,170	-12,726,431
Net cash provided by operating activities	143,935,937	165,533,745	147,574,911	313,108,656	43,179,657

Investing activities:
Purchases of property and equipment	-30,771,557	-34,116,117	-37,617,117	-71,733,234	-9,892,465
Purchases of intangible assets	-60,215	-42,454	-309,827	-352,281	-48,582
Proceeds from disposal of property and equipment	2,288,823	6,973,574	7,723,107	14,696,681	2,026,765
Purchases of investments	-48,860,000		-51,370,000	-51,370,000	-7,084,247
Proceeds from investments	506,295,349	110,300,378	61,142,806	171,443,184	23,643,096
Loan advances	94,927,368	27,302,903	48,235,746	75,538,649	10,417,256
Loan collections	-200,868,160	-8,029,596	-1,945,000	-9,974,596	-1,375,560
Net cash (used in) provided by investing activities	322,951,608	102,388,688	25,859,715	128,248,403	17,686,263

Financing activities:
Distribution to the shareholders	-40,999,458
Loan from non- controlling interest	300,000
Repayment of short-term borrowings	-169,100,000	-136,600,000	-17,800,000	-154,400,000	-21,292,734
Proceeds from bank borrowings	25,300,000	117,000,000		117,000,000	16,135,038
Capital contribution from non-controlling interest holders	-1,600,000
Net cash provided by (used in) financing activities	-186,099,458	-19,600,000	-17,800,000	-37,400,000	-5,157,696

Effect of exchange rate changes on cash and cash equivalents	649,388	-40,524	383,575	343,051	47,309

Net (decrease) increase in cash and cash equivalents	281,437,475	248,281,909	156,018,201	404,300,110	55,755,533
Cash and cash equivalents at the beginning of the period	385,452,920	734,629,202		734,629,202	101,310,000
Cash and cash equivalents at the end of the period	666,890,395	982,911,111	156,018,201	1,138,929,312	157,065,533

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Net income	(384,515,218)	177,327,013	24,454,513

Deduct:
Other operating income	5,043,707	14,670,917	2,023,212
Interest income and other, net	24,042,558	17,379,351	2,396,722
Gains from investment in equity securities	21,687,584	-	-
Share of gain in equity investees, net of tax	75,125	-	-
Other income, net	14,751,769	74,969,507	10,338,768

Add:
Other operating expenses	4,289,654	7,834,218	1,080,388
Other general expenses	490,619,710	15,973,584	2,202,858
Income tax expenses (benefits)	(46,658,590)	50,950,083	7,026,338
Share of loss in equity investees, net of tax	-	786,883	108,516
Interest expenses	17,441,575	9,396,530	1,295,841
Depreciation and amortization	79,849,031	66,825,599	9,215,672
Losses from investment in equity securities	-	4,800,398	662,005
Adjusted EBITDA (Non-GAAP)	95,425,419	226,874,533	31,287,429

	Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Net income	(384,515,218)	177,327,013	24,454,513

Deduct:
Government subsidies (net of 25% tax)	1,251,065	6,671,305	920,015
Gains from investment in equity securities (net of 25% tax)	16,265,688	-	-
Other income (net of 25% tax)	11,063,827	56,227,130	7,754,076

Add:
Share-based compensation	271,139	28,592	3,943
Losses from investments in equity securities (net of 25% tax)	-	3,600,299	496,504
One-time fees and expenses	4,588,086	2,055,989	283,534
Other general expenses	490,619,710	15,973,584	2,202,858
Impairment charges and provisions for other assets	-	-	-
Core net income (Non-GAAP)	82,383,137	136,087,042	18,767,261

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.80	1.33	0.18
Class B ordinary share-basic and diluted	0.80	1.33	0.18

Hotel Operational Data

	June 30, 2022	June 30, 2023
Total hotels in operation:	4,669	4,108
Leased and owned hotels	67	65
Franchised hotels	4,602	4,043
Total hotel rooms in operation	332,073	303,387
Leased and owned hotels	6,986	7,137
Franchised hotels	325,087	296,250
Number of cities	367	357

	Quarter Ended
	2022 Q1	2023 Q1
Occupancy rate (as a percentage)
Leased-and-owned hotels	52.6%	62.9%
Franchised hotels	60.2%	71.9%
Blended	60.0%	71.7%
Average daily rate (in RMB)
Leased-and-owned hotels	199	229
Franchised hotels	152	166
Blended	153	167
RevPAR (in RMB)
Leased-and-owned hotels	105	144
Franchised hotels	91	119
Blended	92	120

	Quarter Ended
	2022 Q2	2023 Q2
Occupancy rate (as a percentage)
Leased-and-owned hotels	57.1%	74.6%
Franchised hotels	62.3%	77.9%
Blended	62.2%	77.8%
Average daily rate (in RMB)
Leased-and-owned hotels	217	255
Franchised hotels	145	179
Blended	147	181
RevPAR (in RMB)
Leased-and-owned hotels	124	190
Franchised hotels	90	139
Blended	91	141

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Mid-to-up-scale	528	438	47,347	42,338
GreenTree Eastern	201	217	22,402	23,205
Deepsleep Hotel	7	7	467	534
Gem	52	54	4,728	4,873
Gya	66	70	5,639	5,904
Vx	81	90	7,069	7,822
Urban Garden and others	121	-	7,042	-
Mid-scale	2,999	2,933	233,950	229,270
GreenTree Inn	2,183	2259	180,255	181,015
GT Alliance	521	545	37,545	39,091
GreenTree Apartment	19	21	1,260	1,351
Vatica	110	108	7,969	7,813
City 118 Selected and others	166	-	6,921	-
Economy hotels	1,142	737	50,776	31,779
Shell	648	737	28,030	31,779
City 118 and others	494	-	22,746	-
Total	4,669	4,108	332,073	303,387

Restaurant Operational Data

	June 30, 2022	June 30, 2023
Total restaurants in operation:	280	218
Leased and owned restaurants	146	104
Franchised restaurants	134	114
Number of cities	81	66
Da Niang Dumplings	245	182
Bellagio	35	36
Total restaurants in operation:	280	218

	Quarter Ended
	2022 Q1	2023 Q1
ADT
Leased-and-owned restaurants	170	143
Franchised restaurants	95	81
Blended	130	110
AC (in RMB)
Leased-and-owned restaurants	51	61
Franchised restaurants	39	46
Blended	46	55
ADS (in RMB)
Leased-and-owned restaurants	8,640	8,716
Franchised restaurants	3,712	3,745
Blended	6,027	6,080

	Quarter Ended
	2022 Q2	2023 Q2
ADT
Leased-and-owned restaurants	92	142
Franchised restaurants	56	86
Blended	78	120
AC (in RMB)
Leased-and-owned restaurants	60	61
Franchised restaurants	45	46
Blended	52	53
ADS (in RMB)
Leased-and-owned restaurants	5,505	8,657
Franchised restaurants	2,503	3,936
Blended	4,051	6,371

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Allen Wang

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com